

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 21, 2016

VIA E-mail
Mr. John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard,
Incline Village, Nevada 89451

> **Re: PDL BioPharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 4, 2016**
> **Form 8-K dated August 4, 2016**
> **File No. 000-19756**

Dear Mr. McLaughlin:

We have reviewed your August 26, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
7. Notes and Other Long-Term Receivables, page 77

1.   Your notes receivable comprise a significant portion of your total assets. Please tell us what consideration you gave to providing the credit quality disclosures required by ASC 310-10-50. In particular, we believe that the disclosures related to nonaccrual and past due financing receivables (paragraphs 50-5A – 50-8), impaired loans (paragraphs 50-14A

– 50-20) and credit quality information (paragraphs 50-27 – 50-30) are applicable and relevant to your notes receivable.

2.   We acknowledge your response to prior comments 4 and 5. As it relates to your impairment analysis for the Direct Flow Medical not receivable, you indicate that the fair value of the collateral assets underlying the note was determined by using a discounted cash flow model (primary valuation method) as well as a market approach (secondary valuation method). Please address the following:

- Please clarify whether you used a discounted cash flow model to measure the expected future cash flows of the note itself or whether you used this model to determine the fair value of the collateral underlying the note. If the later, please describe the specific collateral for which you used this approach.

- Please explain how you determined it was appropriate to measure impairment of this note based on the fair value of the underlying collateral. In this regard, ASC 310-10-35-22 permits the fair value of the collateral to be used as a practical expedient, provided that the note meets the definition of a collateral-dependent loan.

- Please provide us with the fair values of the Direct Flow Medical note receivable determined using each of the three valuation methods described in your response and explain how they were weighted in arriving at a $52 million fair value at December 31, 2015.

Form 10-Q for the Quarterly Period Ended June 30, 2016
Notes to Condensed Consolidated Financial Statements
6. Notes and Other Long-Term Receivables, page 23

3.   We acknowledge your response to prior comment 6. In your response you clarified that as of December 31, 2015 impairment of the LENSAR note receivable was not based on the fair value of the underlying collateral, but rather on the expected future cash flows from the note discounted at the note's effective interest rate. However, as of June 30, 2016 you disclose that impairment was measured based on the estimated fair value of the collateral underlying the note. Please explain why you changed the method by which you measured impairment on the LENSAR note receivable as of June 30, 2016. Please also explain how you determined that this note met the definition of a collateral-dependent loan which would permit the use of the practical expedient set forth in ASC 310-10-35-22.

Form 8-K furnished August 4, 2016
Exhibits 99.1 – 99.3

4.   We acknowledge your response to prior comment 7. We continue to question whether your disclosure of non-GAAP diluted EPS is consistent with C&DI 102.05. In particular, you point out that the reconciling items from GAAP net income to non-GAAP net

income will not require cash settlement. By adjusting your net income to exclude only non-cash items, it appears that you are attempting to present a cash-based earnings measure. Furthermore, we note that for the periods presented in both your March 31, 2016 and June 30, 2016 earnings releases, your non-GAAP net income was within10% of your cash provided by operating activities in your Statements of Cash Flows for the same periods. In light of the above, please explain how you determined that your non-GAAP net income measure could not be used as a liquidity measure. Alternatively, please remove non-GAAP diluted EPS from your future earnings releases.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance